UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

February 27, 2023

Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have received the number of shares as set out below. 50% of the PDMR’s annual bonus is delivered in cash and 50% is delivered in shares. Shares are subject to a three-year holding period, which continues to apply after PDMRs leave employment.

The Directors’ Remuneration Policy can be found in the Shell plc Annual Report and Form 20-F for the year ended December 31, 2021 (www.shell.com/annualreport)

PDMR	Date Acquired	Share Type	Number of shares awarded	Purchase price per Share
Wael Sawan	February 24, 2023	SHEL (LSE)	7,213	GBP 24.82
Wael Sawan	February 24, 2023	SHELL (AMS)	2,602	EUR 28.23
Sinead Gorman	February 24, 2023	SHEL (LSE)	12,426	GBP 24.82
Harry Brekelmans	February 22, 2023	SHELL (AMS)	11,804	EUR 28.27
Ronan Cassidy	February 24, 2023	SHEL (LSE)	9,738	GBP 24.82
Donny Ching	February 24, 2023	SHELL (AMS)	10,377	EUR 28.23
Ed Daniels	February 24, 2023	SHEL (LSE)	8,200	GBP 24.82
Huibert Vigeveno	February 24, 2023	SHELL (AMS)	14,341	EUR 28.23
Zoe Yujnovich	February 24, 2023	SHELL (AMS)	24,062	EUR 28.23

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	24.82
Volume	7,213
Total	179,026.66
Aggregated information Volume Price Total	7,213 24.82 179,026.66
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	28.23
Volume	2,602
Total	73,454.46
Aggregated information Volume Price Total	2,602 28.23 73,454.46
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	24.82
Volume	12,426
Total	308,413.32
Aggregated information Volume Price Total	12,426 24.82 308,413.32
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	28.27
Volume	11,804
Total	333,699.08
Aggregated information Volume Price Total	11,804 28.27 333,699.08
Date of transaction	February 22, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	24.82
Volume	9,738
Total	241,697.16
Aggregated information Volume Price Total	9,738 24.82 241,697.16
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	28.23
Volume	10,377
Total	292,942.71
Aggregated information Volume Price Total	10,377 28.23 292,942.71
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ed
Last Name(s)	Daniels
2. Reason for the notification
Position/status	Strategy, Sustainability and Corporate Relations Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	24.82
Volume	8,200
Total	203,524.00
Aggregated information Volume Price Total	8,200 24.82 203,524.00
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	28.23
Volume	14,341
Total	404,846.43
Aggregated information Volume Price Total	14,341 28.23 404,846.43
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	28.23
Volume	24,062
Total	679,270.26
Aggregated information Volume Price Total	24,062 28.23 679,270.26
Date of transaction	February 24, 2023
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 27, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary